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Exhibit 21

List of Principal Subsidiaries of Inamed Corp.

Subsidiary	Country	State
AEI, Inc.	US	Delaware
Bioenterics Corporation	US	California
Collagen KK	Japan
Collagen Aesthetics (UK) Limited	UK
Collagen Aesthetics Australia Pty. Ltd.	Australia
Collagen Aesthetics GmbH	Germany
Collagen Aesthetics Iberica SA	Spain
Collagen Aesthetics SRL	Italy
Collagen Aesthetics Inc.	US	California
Collagen Vertrieb Biomedizinischer Produkte GmbH	Austria
Inamed Canada Inc.	Canada
Inamed International Corporation	US	Delaware
Inamed Medical Products Corporation	US	California
Innermedical Limited	UK
McGhan Deutschland GmbH & Co. KG	Germany
McGhan Limited	Ireland
McGhan Medical BV	The Netherlands
McGhan Medical GmbH	Germany
McGhan Medical SA	Spain
McGhan Medical SARL	France
McGhan Medical SRL.	Italy
McGhan Médico SA	Costa Rica

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  Exhibit 21